Exhibit 99.3

Form of Proxy - Special Meeting to be held on February 18, 2016

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.  If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or voted against the matter described herein, in accordance with the instructions of the holder, on any ballot that may be called for.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m. (Toronto time) on Tuesday, February 16, 2016.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

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To Vote Using the Telephone

• Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free
To Vote Using the Internet

• Go to the following web site:
www.investorvote.com
• Smartphone?
Scan the QR code to vote now.
To Receive Documents Electronically

• You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder
I/We, being holder(s) of Caledonia Mining Corporation hereby appoint: Steve Curtis, CEO of the Corporation, or failing him, Mark Learmonth, CFO of the Corporation, or failing him, Paul Mingay of Borden Ladner Gervais LLP ("Management Nominees")

OR	Print the name of the person you are appointing if this person is someone other than the Management
Nominees listed herein.
as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of Caledonia Mining Corporation to be held at Borden Ladner Gervais LLP, Scotia Plaza Tower, 40 King Street West, 44th Floor, Toronto, Ontario M5H 3Y4 on Thursday, February 18, 2016 at 10:00 a.m. (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For        Against

1. Special Resolution
VOTE FOR or VOTE AGAINST the special resolution authorizing the continuance of the Company into Jersey, Channel Islands, pursuant to the provisions of the Canada Business Corporations Act and the Companies (Jersey) Law 1991 (as amended), and, in connection therewith, the adoption of new charter documents of the Company upon the continuance, which shall include amendments to the existing charter documents of the Company including a change of the Company's name to "Caledonia Mining Corporation Plc," and authorizing the purchase of shares held by dissenting shareholders, if any.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
Signature(s)                                                              Date

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